Mail Stop 4561

November 12, 2009

Ricardo Munoz
President
Southern Energy Company, Inc.
100 W. Liberty St., 10th Floor
Reno, NV 89505

>   **RE: Southern Energy Company Inc.**
>   **Form 8-K Filed October 27, 2009**
>   **File No. 000-20462**

Dear Mr. Munoz:

   We have completed our review of your Form 8-K and have no further comments at this time on the specific issues raised.

   Sincerely,

   Craig Wilson
   Senior Assistant Chief Accountant